July 1, 2025

Dezhi Liu
Chief Executive Officer
Oriental Rise Holdings Limited
No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People   s Republic of China, 355399

       Re: Oriental Rise Holdings Limited
           Registration Statement on Form F-1
           Filed June 24, 2025
           File No. 333-288292
Dear Dezhi Liu:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 28, 2025 letter.

Registration Statement on Form F-1
General

1. We note your response to prior comment 2. Please revise to reinstate the reference to
       "sudden or unexpected" changes in laws and regulations in the heading of the risk factor on page 44.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 1, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Joe Laxague, Esq.